UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF
SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION
OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 001-14736

Publicis Groupe S.A.
(Exact name of registrant as specified in charter)

     133, Avenue des Champs-Elysées, 75008 Paris, France, +33 1 44 43 70 00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each
American Depositary Share representing one Ordinary Share

Ordinary shares, nominal value €0.40 per share

Equity Warrants

ORANEs
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

     Publicis Groupe S.A. (“Publicis” or the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on August 22, 2002, when its Registration Statement on Form F-4 (Registration No. 333-87600) was declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

     For the 12 months preceding the filing of this Form 15F, Publicis has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding SEC rules, including its annual report on Form 20-F for the fiscal year ending December 31, 2006.

Item 2. Recent United States Market Activity

     Publicis’ securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) in 2002 pursuant to a Registration Statement on Form F-4 (Registration No. 333-87600), declared effective August 22, 2002.

     In addition, Publicis (or as successor registrant for Saatchi & Saatchi Plc) registered securities under the Securities Act pursuant to several registration statements on Form S-8 (Registration Nos. 333-140339, 333-134910, 333-74270, 333-87737 and 333-64443) (including the Form S-8 (Registration Nos. 333-87737 and 333-64443) for which Publicis is considered a successor registrant). Prior to filing this Form 15F, Publicis filed post-effective amendments to terminate the registration of unsold securities under those registration statements.

Item 3. Foreign Listing and Primary Trading Market

     The primary trading markets for Publicis’ ordinary shares, equity warrants and ORANEs is the Euronext Paris. Publicis’ ordinary shares have been listed on Euronext Paris since June 1970, Publicis’ equity warrants have been listed Euronext Paris since September 25, 2002, and Publicis’ ORANEs have been listed Euronext Paris since September 25, 2002. Publicis’ ADRs have been listed on the New York Stock Exchange since September 12, 2000 and Publicis intends to file a Form 25 to voluntarily withdraw the ADRs from listing on the New York Stock Exchange and registration under Section 12(b) of the Exchange Act on or about September 17, 2007.

     Publicis has since maintained each of these listings, including at the time of filing this Form 15F and during the preceding 12 months.

     During the 12-month period from September 1, 2006 to August 31, 2007, the average daily trading volume (“ADTV”) of:

•	Publicis’ ordinary shares on Euronext Paris represented 98.73% of Publicis’ ADTV on a worldwide basis, including American Depositary Receipts (“ADRs”),

•	Publicis’ ORANEs on Euronext Paris represented 100% of Publicis’ ADTV on a worldwide basis, and

•	Publicis’ equity warrants on Euronext Paris represented 100% of Publicis’ ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

     During the 12-month period from September 1, 2006 to August 31, 2007, the ADTV of each of the securities listed below was:

Class of Securities	ADTV in the U.S.	ADTV	ADTV in the U.S.
	(#)	Worldwide	as a percentage
		(#)	of ADTV on a
			worldwide basis
Traded as ADRs (expressed in	14,400	14,400	100%
terms of the underlying ordinary
shares)
Traded as Ordinary Shares	N/A	1,119,737.29	0%
Total Ordinary Shares and ADRs	14,400	1,134,137.29	1.27%

Total ORANEs	N/A	181.6704545	0%

     Publicis’ ADRs have been listed on the New York Stock Exchange since September 12, 2000 and Publicis intends to file a Form 25 to voluntarily withdraw the ADRs from listing on the New York Stock Exchange and registration under Section 12(b) of the Exchange Act on or about September 17, 2007.

     Publicis has not terminated a sponsored ADR facility regarding the ordinary shares.

     The source of the trading volume information used for determining whether Publicis meets the requirements of Rule 12h-6 is Euronext Paris for ordinary shares and ORANEs and Bloomberg for ADRs traded in the U.S.

Item 5. Alternative Record Holder Information

     Not applicable.

Item 6. Debt Securities

     Publicis’ equity warrants were held by 196 record holders who are United States residents as of June 19, 2007. Publicis relied upon the assistance of CapitalBridge, Inc., an independent information services provider, to determine the number of U.S. equity warrant holders.

Item 7. Notice Requirement

     On September 7, 2007, Publicis issued a press release disclosing its intent to terminate its reporting obligations under the Exchange Act. Publicis disseminated the press release in the United States via Business Wire.

     A copy of the press release is attached to this Form 15F as Exhibit 1.

Item 8. Prior Form 15 Filers

     Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

     Publicis will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.publicisgroupe.com.

PART III

Item 10. Exhibits

Exhibit 1      Press Release, dated September 7, 2007.

Item 11. Undertakings

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Publicis Groupe S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Publicis Groupe S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PUBLICIS GROUPE S.A.

By:	/s/ Maurice Lévy

Name:	Maurice Lévy

Title:	Chief Executive Officer and
Chairman of the Management Board

Date:	September 7, 2007